# Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc.

**ANNUAL REPORT** May 31, 2008





BNY MELLON
ASSET MANAGEMENT

**Dreyfus**

**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

THE FUND

FOR MORE INFORMATION

# The Fund



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc., covering the 12-month period from June 1, 2007, through May 31, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets have encountered heightened volatility in an ongoing credit crisis, the Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors and economists. With that, 2008 has certainly proven to be one of the more memorable for the municipal markets. Despite concerns stemming from the auction-rate securities markets and the recent Supreme Court decision in support of the legality of state and local municipals' tax-exempt status, the general municipal markets have rallied strongly over the last few months as price dislocations have dissipated.

At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity. The implications of our economic outlook for the municipal bond market generally are positive, especially since, on a relative basis, municipal securities remain attractively valued compared to taxable alternatives. Your financial advisor can help you assess current risks and take advantage of these opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
June 16, 2008



## DISCUSSION OF FUND PERFORMANCE

*For the period of June 1, 2007, through May 31, 2008, as provided by Joseph P. Darcy, Portfolio Manager*

### Fund and Market Performance Overview

For the 12-month period ended May 31, 2008, Dreyfus Premier California AMT-Free Municipal Bond Fund's Class A, B, C and Z shares achieved total returns of 1.78%, 1.22%, 1.00% and 2.08%, respectively.[1] In comparison, the Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, produced a total return of 3.87%.[2] In addition, the average total return for all funds reported in the Lipper California Municipal Debt Funds category was 0.02% for the same period.[3]

A credit crisis and economic slowdown triggered a "flight to quality" in which investors turned away from many asset classes, including municipal bonds, causing their prices to decline. However, a rally in the spring of 2008 enabled the market to generate competitive total returns for the reporting period overall. The fund underperformed its benchmark in this challenging environment, but a slightly long average duration and high-quality credit profile enabled it to fare better than its Lipper category average.

### The Fund's Investment Approach

The fund seeks as high a level of current income exempt from federal and California state income taxes as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal and California state personal income taxes. The fund also seeks to provide income exempt from the federal Alternative Minimum Tax ("AMT"). The fund will invest at least 80% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its assets in municipal bonds rated below investment grade ("junk" bonds) or the unrated equivalent as determined by Dreyfus. The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years, but the fund's average portfolio maturity is not restricted.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

### Municipal Bonds Suffered in the Downturn

A credit crisis originating in the sub-prime mortgage market sent shockwaves throughout the financial markets during much of the reporting period, causing investors to reassess their attitudes toward risk. A number of highly leveraged institutional investors were particularly hard-hit by sub-prime related losses, and they were forced to sell their more creditworthy holdings, including municipal bonds, to meet margin calls and redemption requests. In addition, the sub-prime meltdown produced massive losses among bond insurers, many of which had written insurance on both mortgage-backed securities and municipal bonds, and investors responded negatively to municipal bonds carrying third-party insurance.[4]

The effects of these developments were exacerbated by declining housing prices, soaring energy costs and a softer job market, which weighed heavily on the U.S. and California economies. Aggressive reductions of short-term interest rates by the Federal Reserve Board have not yet forestalled further economic deterioration. Not surprisingly, the housing slump led to expectations that California and its municipalities will face greater fiscal pressures as tax revenues decline in the slumping economy.

### Rigorous Credit Research Helped Support Fund Returns

While the fund's performance was influenced by these market and economic forces, several strategies helped boost its performance compared to its Lipper category average. For example, a relatively long average duration positioned the fund to participate more fully in the benefits of declining short-term interest rates. In addition, through rigorous research by our credit analysts, we focused on securities with sound credit and liquidity profiles that helped protect the fund from the brunt of weakness among lower-rated and less liquid bonds. Later in the reporting period, we reduced the fund's average duration and maintained relatively robust cash levels, which helped us take advantage of tactical trading opportunities among high-quality securities, such as California's general obligation debt, during bouts of heightened market volatility.

### Finding Opportunities in a Distressed Market

As of the reporting period's end, the U.S. and California economies have continued to struggle. Therefore, we currently intend to maintain a conservative approach, focusing primarily on bonds that our research suggests, have strong credit and liquidity profiles. We also intend to keep ample cash on hand for potential trading opportunities among fundamentally sound municipal bonds from California issuers.

June 16, 2008

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-California residents. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged and geographically unrestricted total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

[4] *Third-party insurance on individual securities does not extend to the market value of the portfolio securities or the value of the fund's shares.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc. Class Z shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance.*

*The above graph compares a $10,000 investment made in Class Z shares of Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc. on 5/31/98 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B and Class C shares will vary from the performance of Class Z shares shown above due to differences in charges and expenses.*

**Effective 01/01/08, the fund changed its name from Dreyfus Premier California Tax Exempt Bond Fund, Inc. to Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc.**

*The fund invests primarily in California municipal securities and its performance shown in the line graph takes into account all applicable fees and expenses for Class Z shares. The Index is not limited to investments principally in California municipal obligations. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 5/31/08*

| | Inception Date | 1 Year | 5 Years | 10 Years |
|---|---|---|---|---|
| **Class Z shares** | | **2.08%** | **3.25%** | **4.63%** |
| **Class A shares** | | | | |
| *with maximum sales charge (4.50%)* | **10/21/04** | **(2.78)%** | **2.15%†††** | **4.07%†††** |
| *without sales charge* | **10/21/04** | **1.78%** | **3.09%†††** | **4.55%†††** |
| **Class B shares** | | | | |
| *with applicable redemption charge †* | **10/21/04** | **(2.69)%** | **2.37%†††** | **4.55%†††, ††††** |
| *without redemption* | **10/21/04** | **1.22%** | **2.71%†††** | **4.55%†††, ††††** |
| **Class C shares** | | | | |
| *with applicable redemption charge ††* | **10/21/04** | **0.02%** | **2.53%†††** | **4.27%†††** |
| *without redemption* | **10/21/04** | **1.00%** | **2.53%†††** | **4.27%†††** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

††† *The total return performance figures presented for Class A, B and C shares of the fund represent the performance of the fund's Class Z shares for periods prior to October 21, 2004 (the inception date for Class A, B and C shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

†††† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

## UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc. from December 1, 2007 to May 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended May 31, 2008

|  | Class A | Class B | Class C | Class Z |
|---|---|---|---|---|
| Expenses paid per $1,000† | $ 5.06 | $ 7.81 | $ 8.85 | $ 3.96 |
| Ending value (after expenses) | $1,005.00 | $1,002.10 | $1,001.10 | $1,006.80 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended May 31, 2008

|  | Class A | Class B | Class C | Class Z |
|---|---|---|---|---|
| Expenses paid per $1,000† | $ 5.10 | $ 7.87 | $ 8.92 | $ 3.99 |
| Ending value (after expenses) | $1,019.95 | $1,017.20 | $1,016.15 | $1,021.05 |

† *Expenses are equal to the fund's annualized expense ratio of 1.01% for Class A, 1.56% for Class B, 1.77% for Class C and .79% for Class Z; multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

May 31, 2008

| Long-Term Municipal Investments—99.0% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California—92.0%** | | | | |
| ABAG Finance Authority for Nonprofit Corporations, COP (Episcopal Homes Foundation) | 5.25 | 7/1/10 | 3,500,000 | 3,539,340 |
| ABAG Finance Authority for Nonprofit Corporations, Insured Revenue (Sansum-Santa Barbara Medical Foundation Clinic) | 5.50 | 4/1/21 | 3,500,000 | 3,606,645 |
| ABAG Finance Authority for Nonprofit Corporations, Revenue (San Diego Hospital Association) | 5.38 | 3/1/21 | 4,000,000 | 4,056,880 |
| Alameda Corridor Transportation Authority, Revenue (Insured; MBIA, Inc.) | 5.13 | 10/1/16 | 2,000,000 | 2,070,920 |
| Alameda County, COP (Insured; MBIA, Inc.) | 5.38 | 12/1/13 | 4,500,000 | 4,828,500 |
| Alameda County, COP (Insured; MBIA, Inc.) | 5.38 | 12/1/14 | 5,500,000 | 5,884,945 |
| California, GO | 5.25 | 2/1/12 | 90,000 [a] | 97,530 |
| California, GO | 5.00 | 8/1/22 | 2,000,000 | 2,064,280 |
| California, GO | 5.25 | 2/1/30 | 25,610,000 | 26,129,883 |
| California, GO (Various Purposes) | 6.13 | 10/1/11 | 2,875,000 | 3,167,186 |
| California, GO (Various Purposes) | 5.50 | 4/1/28 | 20,000 | 20,995 |
| California Department of Veteran Affairs, Home Purchase Revenue | 4.50 | 12/1/23 | 10,000,000 | 9,792,300 |
| California Department of Veteran Affairs, Home Purchase Revenue | 5.20 | 12/1/28 | 5,680,000 | 5,682,386 |
| California Department of Water Resources, Power Supply Revenue | 5.88 | 5/1/12 | 10,000,000 [a] | 11,202,800 |
| California Department of Water Resources, Power Supply Revenue | 5.00 | 5/1/21 | 10,000,000 | 10,568,400 |
| California Department of Water Resources, Water System Revenue (Central Valley Project) | 5.50 | 12/1/11 | 5,000 [a] | 5,470 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| California Department of Water Resources, Water System Revenue (Central Valley Project) | 5.50 | 12/1/11 | 225,000 [a] | 246,166 |
| California Department of Water Resources, Water System Revenue (Central Valley Project) | 5.50 | 12/1/15 | 1,270,000 | 1,371,054 |
| California Department of Water Resources, Water System Revenue (Central Valley Project) | 5.00 | 12/1/26 | 7,500,000 | 7,923,150 |
| California Department of Water Resources, Water System Revenue (Central Valley Project) | 5.00 | 12/1/27 | 10,000,000 | 10,522,700 |
| California Educational Facilities Authority, Revenue (Pooled College and University Projects) | 5.63 | 7/1/08 | 810,000 [a] | 820,506 |
| California Educational Facilities Authority, Revenue (Pooled College and University Projects) | 5.63 | 7/1/23 | 465,000 | 451,185 |
| California Educational Facilities Authority, Revenue (University of Southern California) | 4.50 | 10/1/33 | 55,000,000 | 53,552,400 |
| California Health Facilities Financing Authority, Health Facility Revenue (Adventist Health System/West) | 5.00 | 3/1/17 | 870,000 | 890,236 |
| California Health Facilities Financing Authority, Health Facility Revenue (Adventist Health System/West) | 5.00 | 3/1/18 | 1,000,000 | 1,017,260 |
| California Health Facilities Financing Authority, Revenue (Catholic Healthcare West) | 5.63 | 7/1/32 | 4,475,000 | 4,565,037 |
| California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center) | 6.13 | 12/1/09 | 30,695,000 [a] | 32,803,746 |
| California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center) | 6.25 | 12/1/09 | 9,460,000 [a] | 10,127,214 |
| California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center) | 5.00 | 11/15/19 | 2,000,000 | 2,044,280 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| California Health Facilities Financing Authority, Revenue (Sutter Health) | 6.25 | 8/15/35 | 7,965,000 | 8,428,244 |
| California Health Facilities Financing Authority, Revenue (Sutter Health) (Insured; MBIA, Inc.) | 5.35 | 7/15/09 | 240,000 [a] | 251,371 |
| California Health Facilities Financing Authority, Revenue (Sutter Health) (Insured; MBIA, Inc.) | 5.35 | 8/15/28 | 2,290,000 | 2,348,784 |
| California Infrastructure and Economic Development Bank, Bay Area Toll Bridges Seismic Retrofit Revenue (First Lien) (Insured; FSA) | 5.25 | 7/1/13 | 2,000,000 [a] | 2,210,260 |
| California Infrastructure and Economic Development Bank, Revenue (Kaiser Hospital Assistance I-LLC) | 5.55 | 8/1/31 | 21,900,000 | 22,280,622 |
| California Infrastructure and Economic Development Bank, Revenue (Performing Arts Center of Los Angeles County) | 5.00 | 12/1/27 | 1,000,000 | 1,027,410 |
| California Infrastructure and Economic Development Bank, Revenue (The J. Paul Getty Trust) | 4.00 | 12/1/11 | 2,770,000 | 2,791,523 |
| California Municipal Finance Authority, COP (Community Hospitals of Central California Obligated Group) | 5.25 | 2/1/27 | 6,750,000 | 6,485,603 |
| California Municipal Finance Authority, COP (Community Hospitals of Central California Obligated Group) | 5.25 | 2/1/37 | 22,110,000 | 20,103,960 |
| California Pollution Control Financing Authority, PCR (San Diego Gas and Electric Company) | 5.90 | 6/1/14 | 11,000,000 [b,c] | 12,287,660 |
| California Pollution Control Financing Authority, PCR (San Diego Gas and Electric Company) (Insured; MBIA, Inc.) | 5.90 | 6/1/14 | 48,330,000 [b,c] | 53,987,510 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| California Public Works Board, LR (Department of Corrections, California State Prison–Kern County at Delano II) | 5.50 | 6/1/13 | 3,000,000 | 3,280,800 |
| California Public Works Board, LR (Department of Corrections, Calipatria State Prison, Imperial County) (Insured; MBIA, Inc.) | 6.50 | 9/1/17 | 13,000,000 | 15,171,910 |
| California Public Works Board, LR (Department of Health Services-Richmond Laboratory, Phase III Office Building) (Insured; XLCA) | 5.00 | 11/1/19 | 1,680,000 | 1,745,100 |
| California Public Works Board, LR (Department of Health Services-Richmond Laboratory, Phase III Office Building) (Insured; XLCA) | 5.00 | 11/1/20 | 1,275,000 | 1,315,443 |
| California Public Works Board, LR (Department of Mental Health-Coalinga State Hospital) | 5.50 | 6/1/18 | 2,500,000 | 2,711,275 |
| California Public Works Board, LR (University of California Research Projects) (Insured; MBIA, Inc.) | 5.25 | 11/1/28 | 10,005,000 | 10,479,937 |
| California Public Works Board, LR (Various University of California Projects) | 5.50 | 6/1/14 | 5,000,000 | 5,451,550 |
| California State University Trustees, Systemwide Revenue | 5.00 | 11/1/27 | 5,010,000 | 5,208,496 |
| California State University Trustees, Systemwide Revenue | 5.00 | 11/1/28 | 5,000,000 | 5,177,850 |
| California State University Trustees, Systemwide Revenue (Insured; MBIA, Inc.) | 5.00 | 11/1/26 | 10,485,000 | 10,804,163 |
| California State University, Fresno Association Inc., Auxiliary Organization Event Center Revenue | 6.00 | 7/1/12 | 3,500,000 [a] | 3,942,645 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| California State University, Fresno Association Inc., Auxiliary Organization Event Center Revenue | 6.00 | 7/1/12 | 2,500,000 [a] | 2,816,175 |
| California State University, Fresno Association Inc., Auxiliary Organization Event Center Revenue | 6.00 | 7/1/12 | 5,250,000 [a] | 5,913,967 |
| California Statewide Communities Development Authority, COP (Catholic Healthcare West) | 6.50 | 7/1/10 | 2,780,000 [a] | 3,042,043 |
| California Statewide Communities Development Authority, COP (Catholic Healthcare West) | 6.50 | 7/1/10 | 1,220,000 [a] | 1,332,630 |
| California Statewide Communities Development Authority, COP (The Internext Group) | 5.38 | 4/1/30 | 20,000,000 | 19,325,400 |
| California Statewide Communities Development Authority, Health Facility Revenue (Adventist Health System/West) | 5.00 | 3/1/35 | 7,880,000 | 7,548,804 |
| California Statewide Communities Development Authority, Insured Revenue (Saint Joseph Health System) (Insured; FGIC) | 5.75 | 7/1/47 | 10,000,000 | 10,411,800 |
| California Statewide Communities Development Authority, Revenue (Daughters of Charity Health System) | 5.25 | 7/1/24 | 8,205,000 | 8,169,308 |
| California Statewide Communities Development Authority, Revenue (Inland Regional Center Project) | 5.25 | 12/1/27 | 9,000,000 | 8,806,590 |
| California Statewide Communities Development Authority, Revenue (Kaiser Permanente) | 5.50 | 11/1/32 | 13,500,000 | 13,593,960 |
| California Statewide Communities Development Authority, Revenue (Saint Ignatius College Preparatory) (Insured; AMBAC) | 5.00 | 6/1/32 | 5,635,000 | 5,799,598 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| California Statewide Communities Development Authority, Revenue (Sutter Health) | 5.50 | 8/15/28 | 14,000,000 | 14,288,120 |
| California Statewide Communities Development Authority, Revenue (The California Endowment) | 5.25 | 7/1/20 | 2,280,000 | 2,449,518 |
| California Statewide Communities Development Authority, Revenue (The California Endowment) | 5.00 | 7/1/28 | 15,360,000 | 15,782,400 |
| California Statewide Communities Development Authority, Revenue (The California Endowment) | 5.00 | 7/1/33 | 16,710,000 | 17,085,474 |
| California Statewide Communities Development Authority, Revenue (The California Endowment) | 5.00 | 7/1/36 | 14,355,000 | 14,657,890 |
| Capistrano Unified School District, Community Facilities District Special Tax Number 98 (Ladera) | 5.75 | 9/1/09 | 5,500,000 [a] | 5,857,005 |
| Capistrano Unified School District, School Facilities Improvement District Number 1 (Insured; FGIC) | 6.00 | 8/1/24 | 2,075,000 | 2,187,755 |
| Capistrano Unified School District, Community Facilities District Number 98-2, Special Tax Revenue (Insured; FGIC) | 5.00 | 9/1/19 | 3,545,000 | 3,650,535 |
| Carson Redevelopment Agency, Tax Allocation Revenue (Redevelopment Project Area Number 1) (Insured; MBIA, Inc.) | 5.50 | 10/1/13 | 1,000,000 | 1,103,440 |
| Castaic Lake Water Agency, COP, Revenue (Water System Improvement Project) (Insured; AMBAC) | 0.00 | 8/1/27 | 10,000,000 [d] | 3,730,900 |
| Central California Joint Powers Health Financing Authority, COP (Community Hospitals of Central California Obligated Group) | 6.00 | 2/1/10 | 5,000,000 [a] | 5,354,200 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| Central California Joint Powers Health Financing Authority, COP (Community Hospitals of Central California Obligated Group) | 6.00 | 2/1/10 | 1,000,000 a | 1,070,840 |
| Central California Joint Powers Health Financing Authority, COP (Community Hospitals of Central California Obligated Group) | 5.75 | 2/1/11 | 18,500,000 a | 20,180,910 |
| Chabot-Las Positas Community College District, GO (Insured; AMBAC) | 0.00 | 8/1/22 | 3,000,000 d | 1,488,060 |
| Chabot-Las Positas Community College District, GO (Insured; AMBAC) | 0.00 | 8/1/32 | 10,000,000 d | 2,715,500 |
| Chino Valley Unified School District, GO (Insured; MBIA, Inc.) | 5.25 | 8/1/30 | 10,000,000 | 10,337,000 |
| Coast Community College District, GO (Insured; FSA) | 0.00 | 8/1/29 | 15,565,000 d | 12,073,615 |
| Compton Public Finance Authority, LR (Various Capital Projects) (Insured; AMBAC) | 5.25 | 9/1/27 | 13,355,000 | 13,586,976 |
| Contra Costa County Public Finance Authority, Tax Allocation Revenue (Pleasant Hill BART, North Richmond, Bay Point, Oakley and Rodeo Redevelopment Projects Areas) | 5.45 | 8/1/09 | 2,260,000 a | 2,390,357 |
| Contra Costa County Public Finance Authority, Tax Allocation Revenue (Pleasant Hill BART, North Richmond, Bay Point, Oakley and Rodeo Redevelopment Projects Areas) | 5.45 | 8/1/28 | 395,000 | 396,789 |
| Cucamonga County Water District, COP (Insured; FGIC) | 5.25 | 9/1/25 | 5,555,000 | 5,712,040 |
| Delano, COP (Delano Regional Medical Center) | 5.25 | 1/1/18 | 13,500,000 | 13,502,565 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| Dublin Unified School District, GO (Insured; FSA) | 5.00 | 8/1/29 | 13,430,000 | 13,970,155 |
| Elsinore Valley Municipal Water District, COP (Insured; FGIC) | 5.38 | 7/1/19 | 3,855,000 | 4,278,318 |
| Escondido Reassessment District Number 98-1 (Rancho San Pasqual) | 5.70 | 9/2/26 | 1,335,000 | 1,268,237 |
| Fontana, Special Tax (Insured; MBIA, Inc.) | 5.25 | 9/1/17 | 10,000,000 | 10,257,600 |
| Fontana Public Financing Authority, Tax Allocation Revenue (North Fontana Redevelopment Project) (Insured; AMBAC) | 5.50 | 9/1/32 | 13,800,000 | 14,169,702 |
| Foothill-De Anza Community College District, GO (Insured; AMBAC) | 5.00 | 8/1/22 | 10,350,000 | 10,957,959 |
| Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue | 7.05 | 1/1/10 | 2,000,000 | 2,151,340 |
| Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue | 5.75 | 1/15/40 | 1,745,000 | 1,718,371 |
| Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA, Inc.) | 5.25 | 1/15/12 | 4,550,000 | 4,704,927 |
| Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA, Inc.) | 5.13 | 1/15/19 | 2,000,000 | 2,035,600 |
| Fremont Union High School District, GO (Insured; FGIC) | 5.25 | 9/1/10 | 3,400,000 [a] | 3,620,014 |
| Fremont Union High School District, GO (Insured; FGIC) | 5.25 | 9/1/10 | 4,000,000 [a] | 4,258,840 |
| Fremont Union High School District, GO (Insured; FGIC) | 5.25 | 9/1/10 | 11,295,000 [a] | 12,025,899 |
| Fullerton Community Facilities District Number 1, Special Tax Revenue (Amerige Heights) | 6.10 | 9/1/22 | 1,000,000 | 1,023,330 |
| Fullerton Community Facilities District Number 1, Special Tax Revenue (Amerige Heights) | 6.20 | 9/1/32 | 2,500,000 | 2,532,725 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds | 5.50 | 6/1/13 | 5,000,000 a | 5,458,400 |
| Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FSA) | 0/4.55 | 6/1/22 | 1,725,000 e | 1,481,689 |
| Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds | 6.75 | 6/1/13 | 14,770,000 a | 16,964,970 |
| Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds | 5.75 | 6/1/47 | 34,725,000 | 30,305,897 |
| Grossmont Union High School District, GO (Insured; FSA) | 0.00 | 8/1/21 | 4,375,000 d | 2,348,588 |
| Grossmont Union High School District, GO (Insured; FSA) | 0.00 | 8/1/22 | 4,605,000 d | 2,338,511 |
| Grossmont Union High School District, GO (Insured; FSA) | 0.00 | 8/1/23 | 4,850,000 d | 2,323,684 |
| Grossmont Union High School District, GO (Insured; FSA) | 0.00 | 8/1/26 | 3,265,000 d | 1,321,639 |
| Imperial Redevelopment Agency, Subordinate Tax Allocation Revenue (Imperial Redevelopment Project) | 4.50 | 12/1/08 | 2,000,000 a | 2,023,840 |
| Kaweah Delta Health Care District, Revenue | 6.00 | 8/1/12 | 9,000,000 a | 10,236,780 |
| Lincoln, Community Facilities District Number 2003-1 Special Tax Bonds (Lincoln Crossing Project) | 5.65 | 9/1/13 | 1,125,000 a | 1,275,570 |
| Long Beach Bond Finance Authority, Natural Gas Purchase Revenue | 5.50 | 11/15/28 | 9,000,000 | 8,912,520 |
| Long Beach Special Tax Community Facilities District Number 5 (Towne Center) | 6.88 | 10/1/08 | 500,000 a | 507,655 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| Los Angeles, Wastewater System Revenue (Insured; MBIA, Inc.) | 4.75 | 6/1/35 | 18,975,000 | 18,917,696 |
| Los Angeles Community College District, GO (Insured; MBIA, Inc.) | 5.50 | 8/1/11 | 1,845,000 [a] | 2,006,991 |
| Los Angeles County Metropolitan Transportation Authority, Sales Tax Revenue (Insured; FGIC) | 5.00 | 7/1/10 | 1,450,000 [a] | 1,544,787 |
| Los Angeles Department of Water and Power, Power System Revenue | 5.00 | 7/1/30 | 10,000,000 | 10,197,300 |
| Los Angeles Department of Water and Power, Water System Revenue (Insured: AMBAC) | 5.00 | 7/1/32 | 5,000,000 | 5,150,700 |
| Los Angeles Unified School District, GO (Insured; AMBAC) | 5.00 | 7/1/26 | 10,250,000 | 10,664,305 |
| Los Angeles Unified School District, GO (Insured; MBIA, Inc.) | 5.75 | 7/1/15 | 3,000,000 | 3,448,680 |
| Los Angeles Unified School District, GO (Insured; MBIA, Inc.) | 5.75 | 7/1/17 | 8,385,000 | 9,757,121 |
| Madera County, COP (Valley Children's Hospital) (Insured; MBIA, Inc.) | 6.50 | 3/15/09 | 3,370,000 | 3,474,706 |
| Midpeninsula Regional Open Space District Financing Authority, Revenue (Insured; AMBAC) | 0.00 | 9/1/15 | 2,825,000 [d] | 2,163,865 |
| Modesto Irrigation District, COP (Capital Improvements) (Insured; FSA) | 5.25 | 7/1/16 | 1,370,000 | 1,462,009 |
| Mount Diablo Unified School District, GO (Insured; MBIA, Inc.) | 5.00 | 6/1/27 | 4,670,000 | 4,820,234 |
| Murrieta Valley Unified School District, GO (Insured; FGIC) | 0.00 | 9/1/21 | 4,950,000 [d] | 2,516,630 |
| Natomas Unified School District, GO (Insured; MBIA, Inc.) | 5.95 | 9/1/21 | 2,500,000 | 2,809,675 |
| Northern California Power Agency, Revenue (Hydroelectric Project Number 1) (Insured; AMBAC) | 7.00 | 1/1/16 | 670,000 [a] | 829,815 |
| Northern California Power Agency, Revenue (Hydroelectric Project Number 1) (Insured; AMBAC) | 7.50 | 7/1/21 | 375,000 [a] | 492,611 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| Northern California Power Agency, Revenue (Hydroelectric Project Number 1) (Insured; MBIA, Inc.) | 6.30 | 7/1/18 | 26,400,000 | 31,047,456 |
| Oakland Unified School District, GO (Insured; FGIC) | 5.25 | 8/1/24 | 17,275,000 | 17,460,361 |
| Orange County Community Facilities District (Ladera Ranch) Special Tax Number 03-1 | 5.25 | 8/15/19 | 1,100,000 | 1,109,130 |
| Orange County Community Facilities District (Ladera Ranch) Special Tax Number 03-1 | 5.30 | 8/15/20 | 1,450,000 | 1,460,701 |
| Orange County Community Facilities District (Ladera Ranch) Special Tax Number 04-1 | 4.88 | 8/15/21 | 2,355,000 | 2,274,718 |
| Orange County Community Facilities District (Landera Ranch) Special Tax Number 1 | 6.25 | 8/15/08 | 1,600,000 [a] | 1,614,544 |
| Orange County Community Facilities District (Landera Ranch) Special Tax Number 1 | 6.00 | 8/15/10 | 3,000,000 [a] | 3,267,840 |
| Orange County Community Facilities District (Landera Ranch) Special Tax Number 3 | 5.60 | 8/15/28 | 3,250,000 | 3,231,410 |
| Orange County Community Facilities District (Landera Ranch) Special Tax Number 3 | 5.63 | 8/15/34 | 6,000,000 | 5,910,480 |
| Orange County Public Financing Authority, LR (Juvenile Justice Center Facility) (Insured; AMBAC) | 5.38 | 6/1/19 | 5,000,000 | 5,316,000 |
| Pomona, COP (General Fund Lease Financing) (Insured; AMBAC) | 5.50 | 6/1/28 | 1,000,000 | 1,044,710 |
| Pomona Redevelopment Agency, Tax Allocation Revenue (West Holt Avenue Redevelopment Project) | 5.50 | 5/1/32 | 3,000,000 | 3,126,450 |
| Poway Unified School District Community Facilities District Number 14, Improvement Area A Special Tax (Del Sur) | 5.00 | 9/1/19 | 1,015,000 | 921,488 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| Poway Unified School District Community Facilities District Number 14, Special Tax (Del Sur) | 4.90 | 9/1/18 | 1,790,000 | 1,629,527 |
| Rancho California Water District Financing Authority, Revenue (Insured; FSA) | 5.50 | 8/1/08 | 1,670,000 | 1,680,454 |
| Rancho California Water District Financing Authority, Revenue (Insured; FSA) | 5.00 | 8/1/28 | 8,965,000 | 9,386,714 |
| Rancho Cucamonga Redevelopment Agency, Tax Allocation Revenue (Rancho Development Project) (Insured; MBIA, Inc.) | 5.38 | 9/1/25 | 7,485,000 | 7,793,157 |
| Rancho Mirage Joint Powers Financing Authority, Revenue (Eisenhower Medical Center) | 5.63 | 7/1/14 | 10,430,000 [a] | 11,839,927 |
| Riverside, Electric Revenue (Insured; FSA) | 5.00 | 10/1/33 | 5,500,000 | 5,711,145 |
| Riverside County Public Financing Authority, Tax Allocation Revenue (Redevelopment Projects) (Insured; XLCA) | 5.25 | 10/1/18 | 1,275,000 | 1,326,625 |
| Sacramento City Financing Authority, Capital Improvement Revenue (Water and Capital Improvement Projects) (Insured; AMBAC) | 5.50 | 6/1/11 | 4,670,000 [a] | 5,063,681 |
| Sacramento City Financing Authority, Capital Improvement Revenue (Water and Capital Improvement Projects) (Insured; AMBAC) | 5.50 | 6/1/11 | 5,140,000 [a] | 5,573,302 |
| Sacramento County, Laguna Creek Ranch/Elliott Ranch Community Facilities District Number 1, Improvement Area Number 1, Special Tax (Laguna Creek Ranch) | 5.70 | 12/1/20 | 2,970,000 | 2,944,102 |
| Sacramento County, Special Tax (Community Facilities District Number 1) | 5.40 | 12/1/09 | 1,220,000 | 1,244,278 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| Sacramento County Sanitation District Financing Authority, Revenue | 5.50 | 12/1/14 | 4,000,000 | 4,296,200 |
| Sacramento County Water Financing Authority, Revenue (Sacramento County Water Agency Zones 40 and 41 2007 Water System Project) (Insured; FGIC) | 5.00 | 6/1/25 | 10,845,000 | 11,049,645 |
| Sacramento Municipal Utility District, Electric Revenue (Insured; MBIA, Inc.) | 6.50 | 9/1/13 | 6,930,000 | 7,638,107 |
| San Bernardino County, COP (Capital Facilities Project) | 6.88 | 8/1/24 | 5,000,000 | 6,356,750 |
| San Diego, Water Utility Fund Net System Revenue (Insured; FGIC) | 4.75 | 8/1/28 | 19,970,000 | 19,764,309 |
| San Diego County, COP (Burnham Institute for Medical Research) | 5.70 | 9/1/09 | 3,000,000 [a] | 3,136,590 |
| San Diego County, COP (Burnham Institute for Medical Research) | 6.25 | 9/1/09 | 3,800,000 [a] | 4,030,546 |
| San Diego County, COP (Burnham Institute for Medical Research) | 5.00 | 9/1/12 | 1,260,000 | 1,285,276 |
| San Diego County, COP (Burnham Institute for Medical Research) | 5.00 | 9/1/24 | 2,265,000 | 2,142,984 |
| San Diego County, COP (Burnham Institute for Medical Research) | 5.00 | 9/1/34 | 5,190,000 | 4,617,284 |
| San Diego Unified School District, GO (Insured; FSA) | 5.25 | 7/1/16 | 1,465,000 | 1,617,360 |
| San Francisco City and County, COP (San Bruno Jail Number 3) (Insured; AMBAC) | 5.25 | 10/1/21 | 2,985,000 | 3,058,192 |
| San Francisco City and County Airport Commission, San Francisco International Airport Second Series Revenue (Issue 32F) (Insured; FGIC) | 5.00 | 5/1/21 | 1,000,000 | 1,018,280 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| San Francisco City and County Airport Commission, San Francisco International Airport Second Series Revenue (Issue 34D) | 5.25 | 5/1/26 | 4,000,000 | 4,077,280 |
| San Francisco City and County Public Utilities Commission, San Francisco Water Revenue (Insured; FSA) | 5.00 | 11/1/24 | 17,195,000 | 18,077,619 |
| San Francisco City and County Redevelopment Agency, Community Facilities District Number 6 (Mission Bay South Public Improvements) | 0.00 | 8/1/18 | 445,000 d | 245,742 |
| San Francisco City and County Redevelopment Agency, Community Facilities District Number 6 (Mission Bay South Public Improvements) | 0.00 | 8/1/21 | 500,000 d | 225,035 |
| San Joaquin Hills Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA, Inc.) | 0.00 | 1/15/32 | 48,295,000 d | 11,840,002 |
| San Jose Redevelopment Agency, Tax Allocation Revenue (Merged Area Redevelopment Project) | 5.25 | 8/1/08 | 1,000,000 a | 1,025,650 |
| San Jose Unified School District, GO (Insured; FGIC) | 5.00 | 8/1/24 | 12,580,000 | 13,127,607 |
| San Mateo Redevelopment Agency, Merged Area Tax Allocation Revenue | 5.10 | 8/1/11 | 1,835,000 a | 1,972,185 |
| San Mateo Union High School District, GO (Insured; FSA) | 5.00 | 9/1/21 | 1,000,000 | 1,062,740 |
| Santa Clara Unified School District, GO | 5.50 | 7/1/16 | 1,870,000 | 1,990,204 |
| Santa Clara Valley Transportation Authority, Measure A Sales Tax Revenue (Insured; AMBAC) | 5.00 | 4/1/32 | 7,715,000 | 7,936,498 |
| Sequoia Union High School District, GO (Insured; FSA) | 5.00 | 7/1/24 | 2,695,000 | 2,835,760 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| Simi Valley School Financing Authority, GO Revenue (Simi Valley Unified School District GO Bond) (Insured; FSA) | 5.00 | 8/1/27 | 6,500,000 | 6,858,475 |
| South Placer Wastewater Authority, Wastewater Revenue (Insured; FGIC) | 5.25 | 11/1/10 | 1,000,000 [a] | 1,077,690 |
| South Placer Wastewater Authority, Wastewater Revenue (Insured; FGIC) | 5.50 | 11/1/10 | 1,000,000 [a] | 1,083,540 |
| Tobacco Securitization Authority of Northern California, Tobacco Settlement Asset-Backed Bonds (Sacramento County Tobacco Securitization Corporation) | 5.38 | 6/1/38 | 20,000,000 | 16,885,200 |
| Tobacco Securitization Authority of Southern California, Tobacco Settlement Asset-Backed Bonds (San Diego County Tobacco Asset Securitization Corporation) | 4.75 | 6/1/25 | 2,430,000 | 2,205,371 |
| Torrance Redevelopment Agency, Tax Allocation Revenue | 5.63 | 9/1/28 | 500,000 | 463,510 |
| University of California, Multi Purpose Revenue (Insured; MBIA, Inc.) | 5.25 | 9/1/08 | 31,475,000 [a] | 32,056,973 |
| University of California, Revenue (Limited Project) (Insured; FSA) | 5.00 | 5/15/22 | 14,655,000 | 15,401,086 |
| University of California Regents, Medical Center Pooled Revenue | 5.25 | 5/15/19 | 10,000,000 | 10,914,800 |
| Ventura County Community College District, GO (Insured; MBIA, Inc.) | 5.50 | 8/1/23 | 4,250,000 | 4,545,800 |
| West Covina Redevelopment Agency, Community Facilities District, Special Tax Revenue (Fashion Plaza) | 6.00 | 9/1/17 | 6,000,000 | 6,744,120 |
| West Covina Redevelopment Agency, Community Facilities District, Special Tax Revenue (Fashion Plaza) | 6.00 | 9/1/22 | 11,325,000 | 12,353,537 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| West Kern Community College District, GO (Insured; XLCA) | 0.00 | 11/1/20 | 1,000,000 [d] | 536,710 |
| Whittier Health Facility, Revenue (Presbyterian Intercommunity Hospital) | 5.75 | 6/1/12 | 10,090,000 [a] | 11,264,173 |
| Yorba Linda Water District, Revenue, COP (Capital Improvement Projects) | 5.00 | 10/1/38 | 3,000,000 | 3,058,110 |
| **U.S. Related—7.0%** | | | | |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 5.75 | 7/1/10 | 1,000,000 [a] | 1,055,700 |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 5.75 | 7/1/10 | 3,000,000 [a] | 3,167,100 |
| Puerto Rico Commonwealth, Public Improvement | 5.25 | 7/1/22 | 2,000,000 | 2,010,360 |
| Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA) | 5.75 | 7/1/10 | 2,000,000 [a] | 2,152,180 |
| Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; FSA) | 6.25 | 7/1/16 | 3,000,000 | 3,484,800 |
| Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; MBIA, Inc.) | 5.50 | 7/1/13 | 4,750,000 | 5,070,720 |
| Puerto Rico Highways and Transportation Authority, Transportation Revenue | 6.00 | 7/1/10 | 2,000,000 [a] | 2,162,280 |
| Puerto Rico Infrastructure Financing Authority, Special Obligation | 5.50 | 10/1/32 | 10,000,000 | 10,415,100 |
| Puerto Rico Infrastructure Financing Authority, Special Tax Revenue | 5.50 | 10/1/40 | 39,000,000 | 40,547,910 |
| Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC) | 5.50 | 7/1/28 | 10,200,000 | 11,003,352 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Related (continued)** | | | | |
| Puerto Rico Public Buildings Authority, Government Facility Revenue | 5.50 | 7/1/16 | 1,500,000 | 1,566,045 |
| University of Puerto Rico, University System Revenue | 5.00 | 6/1/23 | 10,000,000 | 9,824,100 |
| Virgin Islands Public Finance Authority, Revenue | 7.30 | 10/1/18 | 3,100,000 | 3,799,360 |
| Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note | 5.63 | 10/1/10 | 1,115,000 | 1,147,837 |
| Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Fund Loan Notes | 6.00 | 10/1/22 | 2,000,000 | 2,010,820 |
| Virgin Islands Water and Power Authority, Electric System Revenue (Insured; Radian) | 5.13 | 7/1/11 | 1,000,000 | 1,011,150 |
| **Total Long-Term Municipal Investments** (cost $1,385,112,822) | | | | **1,419,921,513** |
| **Short-Term Municipal Investments—1.6%** | | | | |
| **California;** | | | | |
| California, GO (LOC; JPMorgan Chase Bank and Westdeutsche Landesbank) | 1.45 | 6/1/08 | 2,000,000 [f] | 2,000,000 |
| California Statewide Communities Development Authority, Revenue, Refunding (University Retirement Community at Davis Project) (LOC; Bank of America) | 1.25 | 6/1/08 | 5,240,000 [f] | 5,240,000 |
| Orange County Sanitation District, COP (Liquidity Facility; DEPFA Bank PLC) | 1.10 | 6/1/08 | 4,330,000 [f] | 4,330,000 |
| Orange County Special Financing Authority, Teeter Plan Revenue (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 1.95 | 6/7/08 | 3,700,000 [f] | 3,700,000 |

| **Short-Term Municipal Investments (continued)** | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California (continued)** | | | | |
| San Francisco City and County Finance Corporation, LR (Moscone Center Expansion Project) (Insured; AMBAC and Liquidity Facility: JPMorgan Chase Bank and State Street Bank and Trust Co.) | 4.30 | 6/7/08 | 7,395,000 [f] | 7,395,000 |
| **Total Short-Term Municipal Investments** (cost $22,665,000) | | | | **22,665,000** |
| **Total Investments** (cost $1,407,777,822) | | | **100.6%** | **1,442,586,513** |
| **Liabilities, Less Cash and Receivables** | | | **(.6%)** | **(8,521,468)** |
| **Net Assets** | | | **100.0%** | **1,434,065,045** |

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2008, these securities amounted to $66,275,170 or 4.6% of net assets.*

c *Collateral for floating rate borrowings.*

d *Security issued with a zero coupon. Income is recognized through the accretion of discount.*

e *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

f *Securities payable on demand. Variable interest rate—subject to periodic change.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ABAG** | Association of Bay Area Governments | **ACA** | American Capital Access |
| **AGC** | ACE Guaranty Corporation | **AGIC** | Asset Guaranty Insurance Company |
| **AMBAC** | American Municipal Bond Assurance Corporation | **ARRN** | Adjustable Rate Receipt Notes |
| **BAN** | Bond Anticipation Notes | **BIGI** | Bond Investors Guaranty Insurance |
| **BPA** | Bond Purchase Agreement | **CGIC** | Capital Guaranty Insurance Company |
| **CIC** | Continental Insurance Company | **CIFG** | CDC Ixis Financial Guaranty |
| **CMAC** | Capital Market Assurance  Corporation | **COP** | Certificate of Participation |
| **CP** | Commercial Paper | **EDR** | Economic Development Revenue |
| **EIR** | Environmental Improvement  Revenue | **FGIC** | Financial Guaranty Insurance Company |
| **FHA** | Federal Housing Administration | **FHLB** | Federal Home Loan Bank |
| **FHLMC** | Federal Home Loan Mortgage Corporation | **FNMA** | Federal National Mortgage Association |
| **FSA** | Financial Security Assurance | **GAN** | Grant Anticipation Notes |
| **GIC** | Guaranteed Investment Contract | **GNMA** | Government National Mortgage Association |
| **GO** | General Obligation | **HR** | Hospital Revenue |
| **IDB** | Industrial Development Board | **IDC** | Industrial Development Corporation |
| **IDR** | Industrial Development Revenue | **LOC** | Letter of Credit |
| **LOR** | Limited Obligation Revenue | **LR** | Lease Revenue |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%) [†] |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 53.6 |
| AA | | Aa | | AA | 15.6 |
| A | | A | | A | 9.1 |
| BBB | | Baa | | BBB | 14.0 |
| BB | | Ba | | BB | .1 |
| F1 | | MIG1/P1 | | SP1/A1 | 1.6 |
| Not Rated [g] | | Not Rated [g] | | Not Rated [g] | 6.0 |
| | | | | | **100.0** |

[†]  *Based on total investments.*

[g]  *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

May 31, 2008

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 1,407,777,822 | 1,442,586,513 |
| Interest receivable | | 23,227,217 |
| Receivable for shares of Common Stock subscribed | | 550,287 |
| Prepaid expenses | | 40,612 |
| | | **1,466,404,629** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 835,696 |
| Cash overdraft due to Custodian | | 567,523 |
| Payable for floating rate notes issued–Note 4 | | 29,665,000 |
| Payable for shares of Common Stock redeemed | | 633,147 |
| Interest and expense payable related to floating rate notes issued–Note 4 | | 509,569 |
| Accrued expenses | | 128,649 |
| | | **32,339,584** |
| **Net Assets ($)** | | **1,434,065,045** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 1,410,647,229 |
| Accumulated net realized gain (loss) on investments | | (11,390,875) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 34,808,691 |
| **Net Assets ($)** | | **1,434,065,045** |

### Net Asset Value Per Share

| | Class A | Class B | Class C | Class Z |
|---|---|---|---|---|
| Net Assets ($) | 111,503,873 | 3,096,632 | 5,767,209 | 1,313,697,331 |
| Shares Outstanding | 7,742,972 | 215,036 | 400,393 | 91,240,980 |
| **Net Asset Value Per Share ($)** | **14.40** | **14.40** | **14.40** | **14.40** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended May 31, 2008

| | |
|---|---|
| **Investment Income ($):** | |
| **Interest Income** | **71,715,130** |
| **Expenses:** | |
| Management fee–Note 3(a) | 8,630,893 |
| Interest and expense related to floating rate notes issued–Note 4 | 1,401,315 |
| Shareholder servicing costs–Note 3(c) | 1,322,571 |
| Directors' fees and expenses–Note 3(d) | 114,270 |
| Custodian fees–Note 3(c) | 90,860 |
| Professional fees | 77,609 |
| Distribution fees–Note 3(b) | 57,690 |
| Registration fees | 56,613 |
| Prospectus and shareholders' reports | 47,919 |
| Loan commitment fees–Note 2 | 9,099 |
| Interest expense–Note 2 | 7,751 |
| Miscellaneous | 79,519 |
| **Total Expenses** | **11,896,109** |
| Less–reduction in fees due to earnings credits–Note 1(b) | (88,957) |
| **Net Expenses** | **11,807,152** |
| **Investment Income–Net** | **59,907,978** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | (4,123,292) |
| Net unrealized appreciation (depreciation) on investments | (26,204,245) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **(30,327,537)** |
| **Net Increase in Net Assets Resulting from Operations** | **29,580,441** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended May 31, | |
|---|---|---|
|  | 2008 | 2007 |
| **Operations ($):** | | |
| Investment income–net | 59,907,978 | 50,579,012 |
| Net realized gain (loss) on investments | (4,123,292) | 4,338,589 |
| Net unrealized appreciation (depreciation) on investments | (26,204,245) | 5,180,287 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **29,580,441** | **60,097,888** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A Shares | (4,030,326) | (3,318,862) |
| Class B Shares | (135,338) | (198,996) |
| Class C Shares | (160,002) | (119,586) |
| Class Z Shares | (55,483,833) | (46,902,863) |
| Net realized gain on investments: | | |
| Class A Shares | – | (78,215) |
| Class B Shares | – | (5,391) |
| Class C Shares | – | (3,803) |
| Class Z Shares | – | (1,050,468) |
| **Total Dividends** | **(59,809,499)** | **(51,678,184)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A Shares | 33,647,333 | 29,185,773 |
| Class B Shares | 237,250 | 401,174 |
| Class C Shares | 3,491,654 | 2,064,929 |
| Class Z Shares | 102,418,126 | 47,193,908 |
| Net assets received in connection with reorganization–Note 1 | 234,673,907 | – |
| Dividends reinvested: | | |
| Class A Shares | 2,813,702 | 2,400,697 |
| Class B Shares | 102,435 | 142,766 |
| Class C Shares | 97,206 | 74,489 |
| Class Z Shares | 38,618,108 | 32,875,249 |
| Cost of shares redeemed: | | |
| Class A Shares | (18,527,468) | (17,878,688) |
| Class B Shares | (2,560,475) | (1,813,270) |
| Class C Shares | (2,174,137) | (750,800) |
| Class Z Shares | (159,110,398) | (118,046,676) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **233,727,243** | **(24,150,449)** |
| **Total Increase (Decrease) in Net Assets** | **203,498,185** | **(15,730,745)** |
| **Net Assets ($):** | | |
| Beginning of Period | 1,230,566,860 | 1,246,297,605 |
| **End of Period** | **1,434,065,045** | **1,230,566,860** |

| | Year Ended May 31, | |
| --- | --- | --- |
| | 2008 | 2007 |
| **Capital Share Transactions:** | | |
| **Class A[a]** | | |
| Shares sold | 2,321,399 | 1,970,644 |
| Shares issued for dividends reinvested | 194,550 | 162,042 |
| Shares redeemed | (1,276,288) | (1,210,527) |
| **Net Increase (Decrease) in Shares Outstanding** | **1,239,661** | **922,159** |
| **Class B[a]** | | |
| Shares sold | 16,457 | 27,088 |
| Shares issued for dividends reinvested | 7,079 | 9,647 |
| Shares redeemed | (176,221) | (122,340) |
| **Net Increase (Decrease) in Shares Outstanding** | **(152,685)** | **(85,605)** |
| **Class C** | | |
| Shares sold | 241,836 | 139,260 |
| Shares issued for dividends reinvested | 6,721 | 5,024 |
| Shares redeemed | (150,560) | (50,807) |
| **Net Increase (Decrease) in Shares Outstanding** | **97,997** | **93,477** |
| **Class Z** | | |
| Shares sold | 7,055,682 | 3,186,354 |
| Shares issued in connection with reorganization–Note 1 | 16,005,568 | – |
| Shares issued for dividends reinvested | 2,670,633 | 2,219,726 |
| Shares redeemed | (10,957,549) | (7,974,250) |
| **Net Increase (Decrease) in Shares Outstanding** | **14,774,334** | **(2,568,170)** |

[a] *During the period ended May 31, 2008, 83,715 Class B shares representing $1,218,554 were automatically converted to 83,715 Class A shares and during the period ended May 31, 2007, 60,703 Class B shares representing $904,102 were automatically converted to 60,703 Class A shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended May 31, | | | |
|---|---|---|---|---|
| **Class A Shares** | 2008 | 2007 | 2006 | 2005[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 14.72 | 14.62 | 15.00 | 14.97 |
| Investment Operations: | | | | |
| Investment income–net[b] | .57 | .57 | .58 | .34 |
| Net realized and unrealized gain (loss) on investments | (.32) | .11 | (.37) | .12 |
| Total from Investment Operations | .25 | .68 | .21 | .46 |
| Distributions: | | | | |
| Dividends from investment income–net | (.57) | (.57) | (.58) | (.34) |
| Dividends from net realized gain on investments | – | (.01) | (.01) | (.09) |
| Total Distributions | (.57) | (.58) | (.59) | (.43) |
| Net asset value, end of period | 14.40 | 14.72 | 14.62 | 15.00 |
| **Total Return (%)[c]** | 1.78 | 4.75 | 1.44 | 3.12 |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 1.02 | 1.06 | 1.04 | 1.03[d] |
| Ratio of net expenses to average net assets | 1.02[e] | 1.05 | 1.01 | 1.02[d] |
| Ratio of net investment income to average net assets | 3.96 | 3.87 | 3.90 | 3.77[d] |
| Portfolio Turnover Rate | 43.66 | 43.68 | 35.92 | 38.73 |
| Net Assets, end of period ($ x 1,000) | 111,504 | 95,698 | 81,579 | 87,976 |

[a] From October 21, 2004 (commencement of initial offering) to May 31, 2005.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Annualized.
[e] Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

| | Year Ended May 31, | | | |
|---|---|---|---|---|
| **Class B Shares** | 2008 | 2007 | 2006 | 2005[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 14.72 | 14.62 | 15.00 | 14.97 |
| Investment Operations: | | | | |
| Investment income—net[b] | .49 | .49 | .50 | .30 |
| Net realized and unrealized gain (loss) on investments | (.32) | .12 | (.37) | .12 |
| Total from Investment Operations | .17 | .61 | .13 | .42 |
| Distributions: | | | | |
| Dividends from investment income—net | (.49) | (.50) | (.50) | (.30) |
| Dividends from net realized gain on investments | − | (.01) | (.01) | (.09) |
| Total Distributions | (.49) | (.51) | (.51) | (.39) |
| Net asset value, end of period | 14.40 | 14.72 | 14.62 | 15.00 |
| **Total Return (%)[c]** | 1.22 | 4.20 | .93 | 2.82 |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 1.58 | 1.58 | 1.56 | 1.54[d] |
| Ratio of net expenses to average net assets | 1.57 | 1.58[e] | 1.51 | 1.51[d] |
| Ratio of net investment income to average net assets | 3.40 | 3.35 | 3.39 | 3.29[d] |
| Portfolio Turnover Rate | 43.66 | 43.68 | 35.92 | 38.73 |
| Net Assets, end of period ($ x 1,000) | 3,097 | 5,411 | 6,626 | 9,534 |

[a] *From October 21, 2004 (commencement of initial offering) to May 31, 2005.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Annualized.*
[e] *Expense waivers and/or reimbursements amounted to less than .01%.*
*See notes to financial statements.*

| Class C Shares | Year Ended May 31, | | | |
|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 14.72 | 14.62 | 15.00 | 14.97 |
| Investment Operations: | | | | |
| Investment income—net[b] | .46 | .46 | .46 | .27 |
| Net realized and unrealized gain (loss) on investments | (.32) | .11 | (.37) | .12 |
| Total from Investment Operations | .14 | .57 | .09 | .39 |
| Distributions: | | | | |
| Dividends from investment income—net | (.46) | (.46) | (.46) | (.27) |
| Dividends from net realized gain on investments | – | (.01) | (.01) | (.09) |
| Total Distributions | (.46) | (.47) | (.47) | (.36) |
| Net asset value, end of period | 14.40 | 14.72 | 14.62 | 15.00 |
| **Total Return (%)[c]** | 1.00 | 3.95 | .67 | 2.67 |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 1.79 | 1.82 | 1.80 | 1.77[d] |
| Ratio of net expenses to average net assets | 1.79[e] | 1.81 | 1.77 | 1.76[d] |
| Ratio of net investment income to average net assets | 3.18 | 3.10 | 3.13 | 3.01[d] |
| Portfolio Turnover Rate | 43.66 | 43.68 | 35.92 | 38.73 |
| Net Assets, end of period ($ x 1,000) | 5,767 | 4,451 | 3,054 | 2,867 |

[a]  From October 21, 2004 (commencement of initial offering) to May 31, 2005.
[b]  Based on average shares outstanding at each month end.
[c]  Exclusive of sales charge.
[d]  Annualized.
[e]  Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

| | Year Ended May 31, | | | | |
|---|---|---|---|---|---|
| **Class Z Shares** | 2008 | 2007 | 2006 | 2005 | 2004 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 14.71 | 14.61 | 15.00 | 14.39 | 15.28 |
| Investment Operations: | | | | | |
| Investment income−net[a] | .61 | .61 | .61 | .58 | .58 |
| Net realized and unrealized gain (loss) on investments | (.31) | .11 | (.38) | .71 | (.76) |
| Total from Investment Operations | .30 | .72 | .23 | 1.29 | (.18) |
| Distributions: | | | | | |
| Dividends from investment income−net | (.61) | (.61) | (.61) | (.59) | (.57) |
| Dividends from net realized gain on investments | − | (.01) | (.01) | (.09) | (.14) |
| Total Distributions | (.61) | (.62) | (.62) | (.68) | (.71) |
| Net asset value, end of period | 14.40 | 14.71 | 14.61 | 15.00 | 14.39 |
| **Total Return (%)** | 2.08 | 4.97 | 1.57 | 9.10 | (1.16) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .81 | .84 | .81 | .78 | .73 |
| Ratio of net expenses to average net assets | .80 | .83 | .81 | .78 | .73 |
| Ratio of net investment income to average net assets | 4.19 | 4.09 | 4.10 | 3.96 | 3.93 |
| Portfolio Turnover Rate | 43.66 | 43.68 | 35.92 | 38.73 | 56.87 |
| Net Assets, end of period ($ x 1,000) | 1,313,697 | 1,125,008 | 1,155,038 | 1,237,623 | 1,004,253 |

[a] *Based on average shares outstanding at each month end.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with a high level of current income exempt from federal and California state income taxes, as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

At a meeting of the fund's Board of Directors held on October 29, 2007 and October 30, 2007, the Fund's Directors approved a proposal, which became effective on January 1, 2008, to change the name of the fund from "Dreyfus Premier California Tax Exempt Bond Fund, Inc." to "Dreyfus Premier California AMT Tax-Free Bond Fund, Inc." By interim Board action, the Board approved re-naming the fund "Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc.," which change occurred on January 1, 2008.

As of the close of business on June 5, 2007, pursuant to an Agreement and Plan of reorganization previously approved by the fund's Board of Directors, all of the assets, subject to liabilities, of Dreyfus California Intermediate Municipal Bond Fund (the "Acquired Fund") were transferred to the fund in exchange for shares of Common Stock of the fund of equal value. Shareholders of the Acquired Fund received Class Z shares of the fund, in an amount equal to the aggregate net asset value of their investment in that fund at the time of the exchange. The fund's net asset value on the close of business on June 5, 2007 was $14.66 per share for class Z shares, and a total of 16,005,568 Class Z shares representing net assets of $234,673,907 (including $3,116,274 net unrealized appreciation on investments) were issued to shareholders of the Acquired Fund in the exchange. The exchange was a tax-free event to the Acquired Fund shareholders.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (100 million shares authorized). Class B (100 million shares authorized), Class C (100 million shares authorized) and Class Z (200 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are sold at net asset value per share generally only to shareholders who received Class Z shares in exchange for their shares of General California Municipal Bond Fund, California Municipal Income, Inc. and Dreyfus California Intermediate Municipal Bond Fund, as a result of the reorganization of such funds. Class Z shares generally are not available for new accounts. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains could be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.

FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended May 31, 2008.

As of and during the period ended May 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended May 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At May 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $377,581, accumulated capital losses $10,542,778 and unrealized appreciation $34,357,633. In addition, the fund had $397,039 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to May 31, 2008. If not applied, $6,738,775 of the carryover expires in fiscal 2011, $187,278 expires in fiscal 2014 and $3,616,725 expires in fiscal 2016. Based on certain provisions in the code, $6,926,053 of these losses acquired from fund mergers are subject to an annual limitation.

The tax character of distributions paid to shareholders during the fiscal periods ended May 31, 2008 and May 31, 2007, were as follows: tax exempt income $59,808,499 and $50,540,307, ordinary income $0 and $50,224 and long term capital gains $0 and $1,087,653, respectively.

During the period ended May 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments and capital loss carryover from merger, the fund decreased accumulated undistributed investment income-net by $98,479, decreased accumulated net realized gain (loss) on investments by $94,179 and increased paid-in-capital by $192,658. Net assets and net asset value per share were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended May 31, 2008 was approximately $162,300, with a related weighted average annualized interest rate of 4.78%.

### NOTE 3—Management Fee and Other Transactions with Affiliates:

**(a)** Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any fiscal year the aggregate expenses allocable to Class Z, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the average net assets of Class Z, the fund may deduct from the fees paid to the Manager, or the Manager will bear such excess expense. During the period ended May 31, 2008, there was no expense reimbursement pursuant to the Agreement.

During the period ended May 31, 2008, the Distributor retained $19,722 from commissions earned on sales of the fund's Class A shares and $210 and $3,883 from CDSCs on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended May 31, 2008, Class B and Class C shares were charged $19,920 and $37,770, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of their shares, for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended May 31, 2008, Class A, Class B and Class C shares were charged $254,990, $9,960 and $12,590, respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of Class Z shares' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class Z shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2008, Class Z shares were charged $442,525 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2008, the fund was charged $361,159 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended May 31, 2008, the fund was charged $25,620 pursuant to the cash management agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under The fund's pre-existing custody agreement with The Bank of New York, the fund was charged $83,762 for providing custodial services for the fund for the eleven months ended May 31, 2008. Prior to becoming an affiliate, The Bank of New York was paid $7,098 for custody services to the fund for the month ended June 30, 2007.

During the period ended May 31, 2008, the fund was charged $5,607 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $727,706, Rule 12b-1 distribution plan fees $4,885, shareholder services plan fees $24,833, custodian fees $18,123, chief compliance officer fees $2,350 and transfer agent fees $57,799.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended May 31, 2008, amounted to $826,924,321 and $602,317,824, respectively.

The fund may participate in secondary inverse floater structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax-exempt municipal bonds. One or more of these variable rate securities pays interest based on a short-term floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

The fund accounts for the transfer of bonds to the trust as secured borrowings, with the securities transferred remaining in the fund's investments, and the related floating rate certificate securities reflected as fund liabilities under the caption, "Payable for floating rate notes issued" in the Statement of Assets and Liabilities.

At May 31, 2008, the cost of investments for federal income tax purposes was $1,378,563,880; accordingly, accumulated net unrealized appreciation on investments was $34,357,633, consisting of $52,690,372 gross unrealized appreciation and $18,332,739 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

### NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

# REPORT OF INDEPENDENT REGISTERED
## PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Directors**
**Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc.**

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc., including the statement of investments, as of May 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of May 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc. at May 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

New York, New York
July 18, 2008

## IMPORTANT TAX INFORMATION (Unaudited)

In accordance with Federal tax law, the Fund hereby designates all the dividends paid from investment income-net during its fiscal year ended May 31, 2008 as "exempt-interest dividends" (not subject to regular Federal income tax, and for individuals who are California residents, California personal income taxes). As required by Federal tax law rules, shareholders will receive notification of their portion of the Fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2008 calendar year on Form 1099-DIV and their portion of the Fund's tax-exempt dividends paid for the 2008 calendar year on Form 1099-INT, both of which will be mailed by January 31, 2009.

**Joseph S. DiMartino (64)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 160

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**David W. Burke (72)**
**Board Member (1980)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director

*No. of Portfolios for which Board Member Serves:* 85

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**William Hodding Carter III (73)**
**Board Member (1988)**

*Principal Occupation During Past 5 Years:*
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

*Other Board Memberships and Affiliations:*
• The Century Foundation, a tax-exempt research foundation, Emeritus Director
• The Enterprise Corporation of the Delta, a non-profit economic development organization, Director

*No. of Portfolios for which Board Member Serves:* 27

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**Gordon J. Davis (66)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
• Partner in the law firm of Dewey & LeBoeuf LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

*Other Board Memberships and Affiliations:*
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

*No. of Portfolios for which Board Member Serves:* 36

## Joni Evans (66)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
- Chief Executive Officer, www.wowowow.com, an online community dedicated to women's conversation and publications
- Principal, Joni Evans Ltd.
- Senior Vice President of the William Morris Agency (2005)

*No. of Portfolios for which Board Member Serves:* 27

————————

## Ehud Houminer (67)
## Board Member (1994)

*Principal Occupation During Past 5 Years:*
- Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

*No. of Portfolios for which Board Member Serves:* 66

————————

## Richard C. Leone (68)
## Board Member (1980)

*Principal Occupation During Past 5 Years:*
- President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues

*Other Board Memberships and Affiliations:*
- The American Prospect, Director
- Center for American Progress, Director

*No. of Portfolios for which Board Member Serves:* 27

————————

## Hans C. Mautner (70)
## Board Member (1980)

*Principal Occupation During Past 5 Years:*
- President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
- Director and Vice Chairman of Simon Property Group (1998-2003)
- Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

*Other Board Memberships and Affiliations:*
- Capital and Regional PLC, a British co-investing real estate asset manager, Director
- Member, Advisory Board, Lehman Brothers European Real Estate Private Equity Fund

*No. of Portfolios for which Board Member Serves:* 27

**Robin A. Melvin (44)**
**Board Member (1995)**

*Principal Occupation During Past 5 Years:*
- Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances
- Senior Vice President, Mentor, a national non-profit youth mentoring organization (2005)

*No. of Portfolios for which Board Member Serves:* 27

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**Burton N. Wallack (57)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
- President and co-owner of Wallack Management Company, a real estate management company

*No. of Portfolios for which Board Member Serves:* 27

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**John E. Zuccotti (70)**
**Board Member (1980)**

*Principal Occupation During Past 5 Years:*
- Chairman of Brookfield Financial Properties, Inc.
- Senior Counsel of Weil, Gotshal & Manges, LLP
- Emeritus Chairman of the Real Estate Board of New York

*Other Board Memberships and Affiliations:*
- Emigrant Savings Bank, Director
- Wellpoint, Inc., Director
- Columbia University, Trustee
- Doris Duke Charitable Foundation, Trustee

*No. of Portfolios for which Board Member Serves:* 27

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*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Arnold S. Hiatt, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 160 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

**PHILLIP N. MAISANO, Executive Vice President since July 2007.**

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 160 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Secretary of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

**RICHARD CASSARO, Assistant Treasurer since September 2007.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

**ROBERT ROBOL, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

**ROBERT SALVIOLO, Assistant Treasurer since May 2007.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 177 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 173 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

# For More Information

Dreyfus Premier
California AMT-Free
Municipal Bond Fund, Inc.
200 Park Avenue
New York, NY 10166

## Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

## Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

## Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

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**Ticker Symbols:**     Class A: DCAAX     Class B: DCABX     Class C: DCACX
                        Class Z: DRCAX

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**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
          144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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